Tops Appliance City, Inc.


        Amended and Restated Section 401(k) Salary Savings Plan and Trust

                 Financial Statements and Supplemental Schedules

                     As of December 31, 1997, 1996 And 1995

                                  Together With

                    Reports of Independent Public Accountants

                           TOPS APPLIANCE CITY, INC.

                      AMENDED AND RESTATED SECTION 401(k)

                         SALARY SAVINGS PLAN AND TRUST


              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                     INDEX




REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

     Statements of Net Assets Applicable to Participants' Equity as of December 31, 1997, 1996 and 1995

     Statements of Changes in Net Assets Applicable to Participants' Equity for the Years Ended December 31, 1997 and 1996

NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULES:

   Schedule I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

   Schedule II -- Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the

                 Tops Appliance City, Inc. Amended and Restated
                  Section 401(k) Salary Savings Plan and Trust:

We have audited the accompanying statement of net assets applicable to participants' equity of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") as of December 31, 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan at December 31, 1997, and the changes in its net assets applicable to participants' equity for the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for the purpose of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Roseland, New Jersey
June 5, 1998

                         REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator

           Amended and Restated Section 401(k) Salary Savings Plan And
                       Trust of Tops Appliance City, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





June 18, 1997

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(k)

                          SALARY SAVINGS PLAN AND TRUST


           STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                                                       1997           1996           1995
                                                                   -----------     ----------    -----------

ASSETS

INVESTMENTS, at market value (Note 2):
         AIM Value Fund - Class A ...............................   $ 4,395,362   $ 4,057,060   $ 3,625,772
         Automated Government Money Trust Fund ..................             0             0     2,351,392
         Fidelity Advisors - Income and Growth Fund .............             0             0     2,739,012
         PIMCO Advisors Total Return Income Fund ................             0             0     2,852,206
         Pathway Series - Balanced Fund .........................     3,670,832             0             0
         Scudder U. S. Treasury Money Fund ......................     1,653,398     1,986,587             0
         Scudder Managed Retirement Trust -
                  Balanced Fund .................................             0     2,959,854             0
         Scudder Income Fund ....................................     2,481,691     2,728,096             0
         Tops Stock Fund ........................................        53,704        40,790        76,409
                                                                    -----------   -----------   -----------

                           Total investments ....................    12,254,987    11,772,387    11,644,791

PARTICIPANT LOANS RECEIVABLE (Note 1) ...........................       721,236       544,752       658,888

CONTRIBUTIONS RECEIVABLE:
         Employer ...............................................         9,139        28,617        15,528
         Participants ...........................................        41,213        53,669        35,401
                                                                    -----------   -----------   -----------

                           Net assets available for participants'
                                    equity ......................   $13,026,575   $12,399,425   $12,354,608
                                                                    ===========   ===========   ===========




The accompanying notes to financial statements are an integral part of these statements.

                           TOPS APPLIANCE CITY, INC.

                      AMENDED AND RESTATED SECTION 401(k)

                         SALARY SAVINGS PLAN AND TRUST


     STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                   Scudder        Scudder
                                     Pathway        U.S.          Managed
                       AIM Value     Series-      Treasury      Retirement      Scudder        Tops     Loans   Contri-
                         Fund -     Balanced        Money     Trust - Balance   Income        Stock     Receiv- butions
                        Class A       Fund          Fund           Fund          Fund          Fund     able    Receivable  Total
                      ----------    --------    ------------  ---------------  -----------   --------   ------- ---------- ---------

NET ASSETS
APPLICABLE TO
PARTICIPANTS'
EQUITY,
 beginning of year .  $4,057,060           0    $ 1,986,587   $ 2,959,854   $ 2,728,096      40,790     544,752  82,286 $12,399,425

PARTICIPANTS'
CONTRIBUTIONS .......    344,169     326,162        156,034       109,899       121,015      12,318           0 (12,456)  1,057,141

EMPLOYER'S
CONTRIBUTIONS .......     92,420      58,923              0        36,299        92,421           0           0 (19,478)    260,585

INVESTMENT
INCOME ..............    886,002     412,304         81,648        36,963       214,359     (11,601)          0       0   1,619,675

DISTRIBUTIONS .......   (837,660)   (646,141)      (291,177)      (12,153)     (489,743)     (5,574)          0       0  (2,282,448)

ADMINISTRATIVE
EXPENSES ............          0     (17,069)        (5,112)            0        (5,622)          0           0       0     (27,803)

LOAN ACTIVITY,
  net ...............    (59,304)     (3,750)      (114,945)       38,779       (38,199)        935     176,484       0           0

NET TRANSFER
BETWEEN FUNDS .......    (87,325)  3,540,403       (159,637)   (3,169,641)     (140,636)     16,836           0       0           0
                         --------- ---------       ---------    ----------      --------     ------      ------  -------  ----------

NET ASSETS
APPLICABLE TO
PARTICIPANTS'
EQUITY,
 end of year ........ $ 4,395,362 $3,670,832     $1,653,398            0      2,481,691    $ 53,704    $721,236  $50,352 $13,026,575
                        =========  =========     ==========     ==========    =========    ========    ========  ======= ===========






     The accompanying notes to financial statements are an integral part of this statement.

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(k)

                          SALARY SAVINGS PLAN AND TRUST


      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996






                                                     PIMCO                   Scudder
                                        Fidelity    Advisors                Managed
                           Automated    Advisors-  Total Return            Retirement
                AIM Value  Government   Income &    Income      Scudder      Trust-   Scudder                     Contribu-
                 Fund-     Money Trust  Growth      Fund      U.S. Treasury Balanced  Income  Tops Stock Loans    tions
                Class A     Fund          Fund                 Money Fund    Fund     Fund      Fund   Receivable Receivable  Total
              ---------    -----------  --------  -----------  -----------  --------  -------  -------  --------  ----------  -----

NET ASSETS
APPLICABLE TO
PARTICIPANTS'
EQUITY,
beginning of
year          $3,625,772 $2,351,392  $2,739,012  $2,852,206    $      0  $      0    $      0  $76,409  $658,888 $50,929 $12,354,608

PARTICIPANTS'
CONTRIBUTIONS    447,698    301,305     204,245     186,601      18,608    48,550      14,466   32,128         0  18,268   1,271,869

EMPLOYER'S
CONTRIBUTIONS    229,019          0     212,566     206,314           0    23,393      22,705        0         0  13,089    707,086

INVESTMENT
INCOME           513,659     83,277     244,534     105,078      13,905    10,556     (13,166) (46,160)   41,537       0    953,220

DISTRIBUTIONS   (803,451)  (770,424)   (549,002)   (580,441)          0      (224)       (217) (26,067) (157,532)      0 (2,887,358)

LOAN
ACTIVITY,
net               5,539      (7,652)      5,172      (6,954)          0         0           0    2,036     1,859       0          0

NET TRANSFER
BETWEEN FUNDS    38,824  (1,957,898) (2,856,527) (2,762,804)  1,954,074 2,877,579   2,704,308    2,444         0       0          0
              ---------   ---------   ----------  ---------   --------- ---------    --------    ------     -----   -----  ---------

NET ASSETS
APPLICABLE TO
PARTICIPANTS'
EQUITY,
end of year  $4,057,060          $0          $0          $0 $1,986,587 $2,959,854  $2,728,096  $40,790  $544,752 $82,286 $12,399,425
             ==========   =========   =========   =========  =========  =========   =========   ======   ======== ======= ==========


     The accompanying notes to financial statements are an integral part of these statements.

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(K)

                          SALARY SAVINGS PLAN AND TRUST


                          NOTES TO FINANCIAL STATEMENTS




(1)  PLAN DESCRIPTION:

          The following brief description of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan document.

          General-

          The Plan is a defined contribution plan covering all eligible employees of Tops Appliance City, Inc. (the "Company") who are not subject to a collective bargaining agreement. Employees are eligible to participate when they have completed 1,000 hours of service and have reached age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Administration of Plan Assets-

          The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company. Effective December 1, 1996, the Plan administrator was changed from ADP Benefit Services to the Scudder Trust Company.

          Administrative expenses of the Plan may be paid from plan assets and charged to participants' accounts. However, during the year ended December 31, 1996, all administrative expenses of the Plan were paid by the Company. For the year ended December 31, 1997 administrative expenses of $10,734 and $17,069, respectively, were charged to participants' accounts and paid by the Company.

         Contributions-

          Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 15% of their gross annual compensation subject to the dollar deferral and nondiscrimination limitations as prescribed by the Internal Revenue Code. Such deferrals were limited to $9,500 for the years ended December 31, 1997 and 1996, respectively.

          The  Company  contributed  an  amount  equal  to 2 1/2%  of the  total compensation of the eligible participants and may contribute a discretionary amount as determined by the Company. Effective January 29, 1997, the Plan was amended such that the Company contributes 25% of the participant's contribution up to 10% of that participant's total compensation. Such employer contributions are subject to the provisions and limitations prescribed by the Plan document.

         Participants' Accounts-

          Participants may elect to invest contributions in one or any combination of the following five funds: Scudder U. S. Treasury Money Fund, AIM Value Fund - Class A, Pathway Series - Balanced Fund, Scudder Income Fund and the Tops Stock Fund. Each participant's account is credited with the participant's and the Company's contributions (as defined). The description on these funds is as follows-

          AIM Value Fund - Invests contributions in equity securities determined by the Fund's investment advisor to be under valued.

          Pathway Series - Balanced Fund - Invests contributions in a broadly diversified portfolio of high-yielding securities including common stocks, preferred stocks, convertible securities and bonds in order to achieve a high level of current income and capital appreciation.

          Scudder  U.  S.  Treasury  Money  Fund  -  Invests   contributions  in
     short-term U. S. Treasury obligations to provide a high level of current income as is consistent with the preservation of capital and liquidity.

          Scudder Income Fund - Invests contributions in a broad range of long-term, high-grade income producing securities such as corporate bonds and government securities in order to achieve a high level of income with prudent management of capital.

          Tops Stock Fund - Invests contributions in Tops Appliance City, Inc. common stock at its market price.

          Prior to 1996, the Company allocated the forfeitures of terminated participants' nonvested amounts to the remaining eligible participants based on the proportion of each eligible participant's compensation and length of service to the aggregate compensation and length of service of all participants during the fiscal year. Effective January 1, 1996, the Plan was amended so that forfeitures of terminated participants' nonvested amounts will first be utilized to reinstate accounts of formerly terminated participants' who have been reinstated, with any remainder used to offset future employer contributions. At December 31, 1997 and 1996 unallocated forfeitures included in net assets available for plan benefits were approximately $528,000 and $367,000, respectively.

          Income, profits and administrative expenses, if any, attributable to the assets of the Plan are allocated among the participants' accounts in relation to total account balances.

          Vesting-

          Participants   are  immediately   vested  in  their  salary  reduction
     contributions plus actual earnings thereon. Vesting in the employer contributions plus earnings thereon is based on years of service as follows-


           Years of Credited Service            Rate of Vesting

               Less than 3 years                      -
                    3 years                          20%
                    4 years                          40%
                    5 years                          60%
                    6 years                          80%
               7 years or more                      100%

          Payment of Benefits-

          The distribution of plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 65. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, life annuity contracts or in installments over the life expectancy of the participant. Distributions must commence at age 70 1/2 even if the participant does not retire.

          Loans Receivable from Plan Participants-

          Loans receivable from plan participants consist of promissory notes bearing interest at rates ranging from 7% to 12% maturing through August 24, 2007. The interest rate is determined as 1% above the prime rate. A participant of the Plan who needs temporary financial assistance may request a loan from the Plan up to one-half of the present value of the nonforfeitable accrued benefit of the participant to a maximum of $50,000, with the vested portion of a participant's account serving as collateral for the loan. The loans are repaid over a period of a maximum of 5 years. Participants' who receive a loan for the purchase of a principal residence may repay the loan over 10 years.

          Plan Termination-

          Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan Administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become vested.

          (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting-

          The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates on a first-in, first-out basis. Amounts reported on Form 5500 differ from the financial statements since the Plan's Form 5500 includes distributions payable of approximately $439,000 and $210,000 at December 31, 1997 and 1996, respectively.

          Investment Valuation-

          Investments are valued at market value based upon current market quotations.

          Use of Estimates-

          The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, revenues, benefit payments and expenses during the reporting period. Actual results may differ from these estimates.

          (3) TAX STATUS:

          The Plan has received a favorable determination letter from the IRS dated July 27, 1995 that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code (IRC) and its related trust is tax exempt under Section 501(a) of the IRC. The Plan is required to operate in accordance with the provisions of the IRC. The Plan Administrator is not aware of any series of events that would adversely affect the qualification of the Plan.

          (4) PARTY-IN-INTEREST TRANSACTIONS:

          The Plan purchased 26,264, 25,105 and 17,684 shares of Tops Appliance City, Inc. common stock in the public market at an average price of $1.16, $2.20 and $4.88 per share during the years ended December 31, 1997, 1996 and 1995, respectively. The Plan sold 6,583, 24,797 and 33,794 shares of Tops Appliance City, Inc. common stock at an average price of $.97, $1.42 and $4.43 per share during the years ended December 31, 1997, 1996 and 1995, respectively.

          Certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Total fees paid by the Plan and the Company for the investment management services amounted to $27,803 for the year ended December 31, 1997.

                             SUPPLEMENTAL SCHEDULES

                                   SCHEDULE I

                            TOPS APPLIANCE CITY, INC.

                       AMENDED AND RESTATED SECTION 401(K)

                          SALARY SAVINGS PLAN AND TRUST


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                EMPLOYER I. D. NUMBER 22-3174554 PLAN NUMBER 002


           (b) Identity of issue,          (c) Description of Investment
             borrower, lessor or           including maturity date, rate of
                similar party                interest, collateral, par or                                 (e) Current
 (a)                                                maturity value                     (d) Cost              Value
-------    -------------------------    ---------------------------------------    -----------------    -----------------

  *        Scudder                      AIM Value Fund - Class A                   $4,129,536           $4,395,362

  *        Scudder                      Scudder U.S. Treasury Money Fund
                                                                                   1,653,398            1,653,398

  *        Scudder                      Pathway Series - Balanced Fund
                                                                                   3,484,930            3,670,832

  *        Scudder                      Scudder Income Fund                        2,481,855            2,481,691

  *        Tops                         Tops Stock Fund                            72,546               53,704

           Participant                  Loans to  participants at interest
           Loans                        rates   ranging  from  7%  to  12%  with
                                        maturities ranging from 1 to 7 years
                                                                                   721,236              721,236
                                                                                   -----------------    -----------------

                                        Total                                      $12,543,501          $12,976,223
                                                                                   =================    =================


          *Represents a party in interest to the Plan.



          The accompanying notes to financial statements are an integral part of this schedule.

                                   SCHEDULE II

                               TOPS APPLIANCE CITY


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                EMPLOYER I. D. NUMBER 22-3174554 PLAN NUMBER 002






                                                                                                   (h) Current Value
(a) Identity of       (b) Description      Number of        (c) Purchase (d) Selling  (g) Cost of     of Asset on       (i) Net Gain
    Party Involved         of Asset        Transactions          Price       Price        Asset      Transaction Date     or(Loss)





Scudder Trust Company .. AIM Value Fund -
                         Class A
                           Purchases ..         75           $1,067,644   $        0   $1,067,644       $1,067,644          $     0
                           Sales ......        134                    0    1,158,585    1,084,850        1,084,850           73,735

Scudder Trust Company .. Pathway Series -
                         Balanced Fund
                           Purchases ..        114            4,490,126            0    4,490,126        4,490,126                0
                           Sales ......        175                    0    1,057,644    1,005,332        1,005,332           52,312

Scudder Trust Company .. Scudder U. S.
                         Treasury Money Fund
                           Purchases ..        122              521,341            0      521,341           521,341               0
                           Sales ......        118                    0      854,529      854,529           854,529               0

Scudder Trust Company .. Scudder Managed
                         Retirement Trust -
                          Balanced Fund
                          Purchases ..           7              181,076            0      181,076          181,076                0
                          Sales ......           3                    0    3,177,315    3,130,243        3,130,243           47,072

Scudder Trust Company .. Scudder Income Fund
                          Purchases ..          62              457,001            0      457,001          457,001                0
                          Sales ......         133                    0      760,800      776,341          776,341          (15,541)




          (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of January 1, 1997.






The accompanying notes to financial statements are an integral part of this schedule.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Tops Appliance City, Inc.:


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 5, 1998, included in this Form 11-K, into Tops Appliance City, Inc.'s previously filed Registration Statements on Form S-8 No. 33-54180 pertaining to the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. and on Form S-8 No. 33-68508 pertaining to the Tops Appliance City, Inc. Employee Stock Purchase Plan.


                                              Arthur Andersen LLP



Roseland, New Jersey
July 9, 1998

                                   SIGNATURES




To Tops Appliance City, Inc.:


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                         Amended and Restated Section 401(k)
                                          Salary Savings Plan and Trust of
                                              Tops Appliance City, Inc.
                                    By: Tops Appliance City, Inc., Administrator

                                                 /s/Thomas L. Zambelli
                                                ----------------------------
                                                    Thomas L. Zambelli
                                                  Executive Vice President and
                                                    Chief Financial Officer


July 14, 1998